FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003 (August 13, 2003)

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-04962, 333-06324, 333-06896, 333-07466, 333-08246, 333-10338, 333-10624, 333-12878, 333-13556, 333-51434, 333-8926 and 333-105853 filed by the Registrant under the Securities Act of 1933.

Annexed hereto are excerpts, from the announcements by The News Corporation Limited (“News Corporation”) of its financial results for the Fourth Quarter and Fiscal Year ended June 30, 2003 in US and Australian dollars.

Also annexed hereto is an excerpt from the announcement by Fox Entertainment Group, Inc. (“FEG”), an indirect, approximately 81% owned subsidiary of News Corporation, relating to FEG’s financial results for the Fourth Quarter and Fiscal Year ended June 30, 2003.

Such announcements were filed with the Australian Stock Exchange and released in New York on August 13, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: August 13, 2003	By:	/s/ ARTHUR M. SISKIND
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System

A.	Excerpt from the announcement made by News Corporation of its financial results in Australian dollars for the periods ended June 30, 2003.	5

B.	Excerpt from the announcement made by News Corporation of its financial results in US dollars for the periods ended June 30, 2003.	10

C.	Excerpt from the announcement made by FEG of its financial results in US dollars for the periods ended June 30, 2003.	16